SO
3-22-04

U.S. SECURITIES AND EX
WASHINGTON

04003964

VF 8-17040X

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-43682

REPORT FOR THE PERIOD BEGINNING	01/01/03	AND ENDING	12/31/03
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

RECD S.E.C.
FEB 27 2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

RECD S.E.C.
FEB 27 2004

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

212-686-7160

TELECOPIER
212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, New York 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and subsidiaries as of December 31, 2003, and the related consolidated statements of income, cash flows, changes in member's capital and changes in liabilities subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AK Capital, LLC and subsidiaries as at December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson & Company, LLP

New York, New York
February 23, 2004

AK CAPITAL, LLC AND SUBSIDIARES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

ASSETS	
Cash	$ 153,956
Marketable securities, at market value	32,262,019
Deposit with clearing broker	112,925
Receivable from clearing broker	238,962
Other assets	158,908
Due from JV1, LLC	107,730
Property and equipment, at cost, net of accumulated depreciation of $43,927	122,351
Security deposits	15,705
TOTAL ASSETS	$ 33,172,556
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accrued expenses and other liabilities	$ 630,678
Payable to clearing broker	12,147,992
Securities sold, not yet purchased, at market value	18,167,114
Subordinated note payable	50,000
Total liabilities	30,995,784
Member's capital	2,176,772
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$33,172,556